CONSUMER COOPERATIVE GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

CONSUMER COOPERATIVE GROUP, INC.

DECEMBER 31, 2021 AND 2020

CONTENTS



Certified Public Accountants and Advisors
A PCAOB Registered Firm
817-721-0341   bartoncpafirm.com Cypress, Texas

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Consumer Cooperative Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Consumer Cooperative Group, Inc as of December 31, 2021 and 2020, and the related statements of operations, stockholders' equity, and cash flows for the three ended December 31, 2021 and 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Consumer Cooperative Group, Inc as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Consumer Cooperative Group, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Consumer Cooperative Group, Inc is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has yet to generate revenue from intended operations, has a net capital deficiency, and therefore a substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters

We have served as Consumer Cooperative Group, Inc's auditor since 2022.

BARTON CPA

Cypress, Texas
July 29, 2022

CONSUMER COOPERATIVE GROUP, INC.
BALANCE SHEETS

	December 31,	
	2021	**2020**

ASSETS

Current assets

Cash and cash equivalents	$	1,116	$	4,708
Total current assets		1,116		4,708
Property, plant and equipment, net		2,882		62,011
Total assets	$	3,998	$	66,719

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities

Note payable	$	-	$	60,000
Total current liabilities		-		60,000

Non-current liabilities

PPP Loans		-		11,545
Total non-current liabilities		-		11,545

Commitments and contingencies

Stockholders' equity

Prefered stock, $.001 par value, 50,000,000 authorized, 24,484,860 issued and outstanding December 31, 2021 and 2020, respectively	24,485		24,485
Common stock, $.001 par value, 1,500,000,000 authorized, 938,994,520 issued and outstanding as of December 31, 2021 and 2020, respectively	938,995		938,995
Additional paid-in capital	173,029		128,963
Subscription receivable	(270)		(270)
Accumulated deficit	(1,132,241)		(1,096,999)
Total stockholders' equity	3,998		(4,826)

Total liabilities and stockholders' equity	$	3,998	$	66,719

See accompanying notes to financial statements.

CONSUMER COOPERATIVE GROUP, INC.
STATEMENTS OF OPERATIONS

| | Year Ended December 31, | |
	2021	2020
Revenue	$ -	$ -
Operating cost and expenses		
Advertising and marketing	4,996	2,471
General and administrative	89,400	82,899
Total operating expenses	94,396	85,370
Net loss from operations	(94,396)	(85,370)
Other income (expense)		
Interest expense	-	75
PPP loan forgiveness	52,171	-
EIDL forgiveness	-	10,000
Gain (Loss) on sale of assets	6,983	(29,768)
Total other expense	59,154	(19,693)
Net loss	$ (35,242)	$ (105,063)

See accompanying notes to financial statements.

CONSUMER COOPERATIVE GROUP, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance at December 31, 2019	24,484,860	$ 24,485	938,725,000	$ 938,725	$ 33,119	$ -	$ (991,936)	$ 4,393
Issuance of common stock	-	-	269,520	270		(270)	-	-
Contributions	-	-	-	-	95,844	-	-	95,844
Net loss	-	-	-	-	-	-	(105,063)	(105,063)
Balance at December 31, 2020	24,484,860	$ 24,485	938,994,520	$ 938,995	$ 128,963	$ (270)	$ (1,096,999)	$ (4,826)
Contributions	-	-	-	-	44,066	-	-	44,066
Net loss	-	-	-	-	-	-	(35,242)	(35,242)
Balance at December 31, 2021	24,484,860	$ 24,485	938,994,520	$ 938,995	$ 173,029	$ (270)	$ (1,132,241)	$ 3,998

See accompanying notes to financial statements.

4

CONSUMER COOPERATIVE GROUP, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2021	**2020**
Cash flows from operating activities		
Net loss	$ (35,242)	$ (105,063)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation	(871)	1,586
Loss on sale of property		29,768
Forgiveness of EIDL loans	(51,899)	(10,000)
Net cash used in operating activities	(88,012)	(83,709)
Cash flows from investing activities		
Sale of property and equipment	-	(60,000)
Net cash used in investing activities	-	(60,000)
Cash flows from financing activities		
Proceeds from PPP loan	40,624	11,547
Proceeds from EIDL advance	-	10,000
Disposal of property	-	(29,768)
Principal borrowings on note payable	-	60,000
Capital contributions	43,796	95,843
Net cash provided by financing activities	84,420	147,622
Net increase in cash and cash equivalents	(3,592)	3,913
Cash and cash equivalents, beginning of period	4,708	795
Cash and cash equivalents, end of period	$ 1,116	$ 4,708
Non-cash financing activities		
PPP loans forgiveness	$ 51,899	$ 10,000
Supplemental cash flow information		
Cash paid for interest expense	$ -	$ 75
Cash paid for taxes	$ 427	$ 349
Non-cash investing and financing activities		
Subscription receivable for sale of common stock	$ -	$ 270

See accompanying notes to financial statements.

NOTE 1:   Nature of operations

Nature of the business

Consumer Cooperative Group, Inc. (the "Company"), was incorporated in the State of Oregon on January 27, 2017. The Company plans to invest in turn-key, income producing single family, multifamily and mixed multifamily/commercial real estate properties within the United States of America.

Going concern and management's plan

The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to generate a profit from intended operations and requires capital to develop and operate its intended business. These above matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next 12 months, the Company intends to fund its operations through related party advances and debt financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of their planned development, which could harm their business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Risks and uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2:   Summary of significant accounting policies

Basis of presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the rules and regulations of the Securities and Exchange Commission ("SEC").

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2:   Summary of significant accounting policies (continued)

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of credit risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Fair value of financial instruments

Certain assets and liabilities of the Company are carried at fair value under GAAP. The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements. ASC Topic 820 clarifies the definition of fair value Fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The carrying values of the Company's accounts receivable and accounts payable approximate their fair values due to the short-term nature of these assets and liabilities.

The Company did not identify any assets or liabilities that are required to be presented on the balance sheets at fair value in accordance with ASC Topic 820.

Due to the short-term nature of all financial assets and liabilities, their carrying value approximates their fair value as of the balance sheet dates.

.

NOTE 2:   Summary of significant accounting policies (continued)

Revenue recognition

The Company will recognize revenue from income producing real estate properties in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Accounts receivable

Accounts receivables are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, the Company had no accounts receivable and determined there was no allowance for doubtful accounts necessary

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation expense as of December 31, 2021 and 2020, is $1,586, respectively. All fixed assets are fully depreciated.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2021 and 2020.

Advertising costs

Advertising costs are expensed as incurred. Advertising and marketing expenses were $4,996 and $2,471 for the years ended December 31, 2021 and 2020, respectively, which are included in advertising and marketing expenses in the statement of operations.

NOTE 2:   Summary of significant accounting policies (continued)

Leases

The Company leases office space under leases agreement. The Company evaluates lease agreements entered into to determine its appropriate classification as an operating or capital lease for financial reporting purposes.

Under Topic 842, there would be no impact related to adoption, operating lease expense is generally recognized evenly over the term of the lease. The Company has operating leases consisting of office and storage space that are one year or less.

Leases with an initial term of twelve months or less are not recorded on the balance sheet. For lease agreements entered or reassessed after the adoption of Topic 842, we combine the lease and non-lease components in determining the lease liabilities and right of use ("ROU") assets.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 2:   Summary of significant accounting policies (continued)

Recent accounting pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3:   Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company

NOTE 4:   Paycheck protection program loans

In May 2020, the Company entered into a Paycheck Protection Program ("PPP") loan for $11,547, with an interest rate of 1% and maturity date in May 2022. This loan is not secured. The balance of this loan was $11,547 as of December 31, 2020. On March 29, 2021, the Company received notice that the loan had been forgiven in full.

In March and April 2021, the Company entered into a Paycheck Protection Program ("PPP") loans for $20,312, respectively, with an interest rate of 1% and maturity dates in March and April 2026. This loans are not secured. On August 13 and 23, 2021, the Company received notice that the loans had been forgiven in full.

NOTE 5:   Stockholders' equity

As of December 31, 2020, the Company was authorized to issue 1,000,000,000 shares of stock, which consisted of 950,000,000 shares of par value $0.001 common stock and 50,000,000 shares of par value $0.0001 preferred stock. As of December 31, 2020, 938,994,520 shares of common stock and 24,484,860 shares of preferred stock have been issued and are outstanding.

On April 26, 2021, the Company filed an amendment and restated it's certificate of incorporation with the effect being an increase in the number of authorized shares from 950,000,000 to 1,500,000,000, consisting of 1,400,000,000 shares of common stock and 100,000,000 shares of preferred stock. As of December 31, 2021, 938,994,520 shares of common stock and 24,484,860 shares of preferred stock have been issued and are outstanding.

NOTE 6:   Subsequent events

The Company has evaluated all events that have occurred after the balance sheet date through July 29, 2022, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.